Exhibit 2.2

June 12, 2003

VIA EMAIL AND FACSIMILE

Randall E. Woods

Chief Executive Officer

Corvas International, Inc.

3030 Science Park Road

San Diego, California 92121

Re:    Waiver and Amendment

Dear Randy:

As we have informed you, Dendreon Corporation (“Dendreon”) has the opportunity to raise capital by issuing and selling shares of its common stock to up to three institutional investors under its effective S-3 shelf registration statement (registration no. 333-102351) (the “Registration Statement”) and to close the financing by no later than June 18, 2003. Section 5.01(a)(x) of the Agreement and Plan of Merger among Dendreon Corporation, Seahawk Acquisition, Inc., Charger Project LLC and Corvas International, Inc. (“Corvas”) dated February 24, 2003 (the “Agreement”) does not permit Dendreon to sell more than $10 million of its common stock until the earlier of the termination of the Agreement or the Effective Time without a written waiver from Corvas.

This letter hereby authorizes the waiver by Corvas of Section 5.01(a)(x) of the Agreement to permit Dendreon to raise net proceeds of up to $30 million in cash by issuing no more than a total of 3,821,428 shares of its common stock at $7 per share, net of all commissions, fees and other expenses (the “Shares”) under the Registration Statement to the three institutional investors identified to Corvas; provided that the sale of such shares shall close by no later than June 18, 2003. Dendreon does not know of any facts that give it reason to believe that either purchaser intends to vote any of the Shares against the proposal to issue shares of Dendreon common stock to Corvas stockholders in accordance with the Agreement.

DENDREON CORPORATION

3005 First Avenue—Seattle, WA 98121

Tel: 206-256-4545—Fax: 206-256-0571

Randall E. Woods

June 12, 2003

Dendreon and Corvas hereby amend the following provisions of the Merger Agreement:

Section 8.01(b) is deleted and replaced in its entirety with the following:

“by either Dendreon or Corvas if the Merger shall not have been consummated by September 24, 2003 (the “Termination Date”) (provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or”

Section 5.01(a)(x) is hereby deleted and replaced in its entirety with the following:

“(x) Issue, deliver, or sell or authorize or propose the issuance, delivery, or sale of, or purchase or propose the purchase of, any Corvas Stock Rights or Dendreon Stock Rights, as applicable, other than (a) the grant of options to employees in a manner consistent with past practices and pursuant to currently existing stock option plans, (b) the issuance of shares upon the exercise of options outstanding as of the date hereof (or issued pursuant to subsection (a) above), and (c) pursuant to binding obligations of the issuer to issue securities (excluding securities issuable at the option of the issuer) enter into prior to the date hereof and disclosed on the Corvas Disclosure Schedule or the Dendreon Disclosure Schedule, as applicable.”

Except for the amendments to the Agreement set forth herein and the waiver of Section 5.01(a)(x) set forth herein, the Agreement remains in full force and effect without any amendments, modifications or waivers of any kind.

Randall E. Woods

June 12, 2003

Please confirm the duly authorized waiver of Corvas and the Corvas agreement to the amendment of the Agreement by executing the acknowledgement line below and returning this letter to me by fax at (206) 256-0571 and by mail. By signing this letter, Dendreon hereby agrees to the amendment of the Agreement in accordance with this letter.

Very truly yours,

/s/ Mitchell H. Gold

Mitchell H. Gold Chief Executive Officer DENDREON CORPORATION

Cc:	Christopher S. Henney, Ph.D., D. Sc.

Ms. Barbara Borden

Mr. C.J. Voss

Ms. Deborah A. Elvins

WAIVER AND AMENDMENT CONFIRMED AND AGREED

CORVAS INTERNATIONAL, INC.

By	/s/ Randall E. Woods Randall E. Woods, Chief Executive Officer

Date: June 12, 2003